U.S. SECURITIES AND EXCHANGE COMMISSION
             Washington, DC  20549

 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                    FORM 4

Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company
Act of 1940.

     ___  Check box if no longer subject to
     Section 16.  Form 4 or Form 5 obligations
     may continue.  See Instruction 1(b)

1.  Name and Address      Ray, William C.
of Reporting Person       200 North Elm
                          Street
                          Greensboro, NC
                          27401

2.  Issuer Name and       Network Systems
Ticker or Trading         International,
Symbol                    Inc. (NESI)

3.  IRS Number of
Reporting Person, if
an Entity (Voluntary)

4.  Statement for         January 1999
Month/Year:

5.  If Amendment, Date    N/A
of Original

6.  Relationship of       Officer
Reporting Person to
Issuer
     (Check all
applicable)

7.  Individual or         _x__ Form filed
Joint/Group Filing        by one Reporting
(Check applicable         Person
line)                     ___ Form filed by
                          more than one
                          Reporting
                           Person.

Table I - Non-Derivative Securities Acquired,
Disposed of, or Beneficially Owned

1.  Title of Security     Common Stock

2.  Transaction Date      January 22,
(Month/Day/Year)          1999
3. Transaction Code       Code:  G
(Instr. 8)                V:
4.  Securities Acquired   Amt:   15,000
(A) or Disposed of (D)
                          (A) or   D
                          (D)
                          Price: $5.75



5.  Amount of Securities
Beneficially Owned at     337,981
End of Month
6.  Ownership form:       D
Direct (D) or Indirect
(I)

7.  Nature of Indirect
Beneficial Ownership:

Table II - Derivative Securities Acquired,
Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative               N/A
Security

2.  Conversion or Exercise
Price of Derivative
Security

3.  Transaction Date
(Month/Day/Year)

4.  Transaction Code        Code:

                            V:

5.  Number of Derivative    (A)
Securities Acquired (A) or
Disposed of (D)
                            (D)

6.  Date Exercisable and    Date
Expiration Date             Exercis
   (Month/Day/Year)         able

                            Expirat
                            ion
                            Date

7.  Title and Amount of     Title
Underlying Securities

                            Amount
                            or
                            Number
                            of
                            Shares

8.  Price of Derivative
Security:

9.  Number of Derivative
Securities Beneficially
Owned at End of Month:

10.  Ownership Form of
Derivative Security:
Direct (D) or Indirect (I)

11.  Nature of Indirect
Beneficial Ownership



/s/ William C. Ray
_________________________________
Signature of Reporting Person

Date:   02/05/99